NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                       OF
                              TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

NOTICE IS HEREBY GIVEN that a meeting of the shareholders of Tagalder (2000) Inc. ("Tagalder") will be held at the offices of United Van Lines, 7229 Pacific Circle, Mississauga, Ontario on the 8th day of November, 2002 at the hour of 2:00 p.m. for the following purposes.

1. to receive the financial statements of the Corporation for the year ended December 31, 2001 and the Auditors Report thereon;

2.     to  elect  Directors;

3. to appoint auditors of the corporation and to authorize the Directors to fix the remuneration of the auditors;

4.     prior  approval  of  private  placements

4. to transact such other and further business as may properly be brought before the Meeting or any adjournment thereof.

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING CAN BE REPRESENTED BY A PROXY. IT IS NOT NECESSARY THAT THIS PROXY BE A SHAREHOLDER TO ACT AS A PROXY. SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE ASKED TO DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. THE RIGHTS RELATED TO YOUR SHARES WILL BE EXERCISED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN IN THE PROXY. PLEASE REFER TO THE MANAGEMENT INFORMATION CIRCULAR FOR ADDITIONAL PARTICULARS.

Dated  at  Mississauga,  Ontario  this  30th  day  of  September,  2002.


                       By Order of the Board of Directors
                                   "Roger Lam",
                                    President

                              TAGALDER  (2000) INC.

        34A AVONDALE BLVD., BOX 83027, BRAMALEA, ONTARIO, CANADA L6T 5N3
         TEL: 905-790-6048  FAX: 905-790-7582  EMAIL: corp@tagalder.com


                                   September  24,  2002

TO  THE  SHAREHOLDERS:

          Our Company is now dedicated to, and well into a process of, becoming qualified for trading in the United States over the counter market. The Board of Directors and our representatives in China and throughout southeast Asia are screening new proposals presented to Tagalder by entrepreneurs wanting to develop trading pathways to North America.

          On this side of the world we are seeking out entrepreneurs who have valid business propositions and a keen desire to do business in China and southeast Asia.

          We have not taken on any new projects during the past year, and will not do so until we have fully satisfied the requirements of the SEC or are trading over the counter. We learned from past experience that to introduce any new entity or enterprise into our current business activities is to invite going back almost to the beginning of the registration process in order to reflect how the new enterprise will affect the overall information of the Company. This would require an extensive amount of work on the part of the Company's auditors which is just too costly, and time consuming. When we have completed the process for entry into trading over the counter in the United States we will be free to exploit some of the many excellent opportunities that lie ahead in developing business ties between North America, China, and southeast Asia.

          Our emu farm in Peru is progressing satisfactorily. We are not that involved in exporting product to China, but our herd has grown significantly over the past year, which will enable us to provide significantly more eggs for export, not only to China, but to other markets in the western hemisphere, which appear to be opening up to us.

          Some of the other operations which we have entered into have begun developing positive cash flows, even showing modest profits.

          You will notice on the financial statements that we have written down some of our investments. These write downs were taken on the advice of our auditors, and U.S. securities legal advisor, who facilitate the registration process in the United States. These write downs are strictly technical matters, and are totally proper. The underlying value of those assets does not change by reason of the write down. Real values remain unchanged whether assets are written down or up on the books.



page  2.

          I am looking forward to 2003 being a year of significant accomp-lishments for your Company. I hope that we will enter that year as a Company being traded over the counter, but that does depend, of course, upon the success of our dealings with the SEC in obtaining approval. In 2003 I look forward to our investments showing significant development, and to there being funds available from those operations to enhance Tagalder's Head Office financial position.

          In closing, I would like to express my gratitude to your very hard working Board of Directors, and to Maureen Espin, who apart from being a member of our Board, is the backbone of our communications system, our compliance officer, and the one responsible for anything that happens at the administrative level. Our far flung Board members who are on the scene in Peru and southeast Asia, also contribute greatly to the potential of this Company. All of their hard work is greatly appreciated.

                                   Yours very truly,
                                   TAGALDER (2000) INC.

                                   /s/ Roger Lam
                                   ----------------------------
                                   Roger  Lam
                                   President

8

                              TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION  OF  PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management and the board of directors of Tagalder (2000) Inc. (the "Corporation") to be used at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The solicitation will be primarily by mail, by "intermediaries" as defined in National Policy C-41 governing communication between reporting issuers and their shareholders and in conformity with such policy statement. However proxies may also be solicited by telephone, telegram, telecopier or in person by the directors and officers of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT,  REVOCATION  AND  DELIVERY  OF  PROXIES

The persons named in the attached proxy form are directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM AT THE MEETING MAY DO SO BY STRIKING OUT THE OTHER NAMES AND INSERTING SUCH OTHER PERSONS' NAME IN THE BLANK SPACE PROVIDED IN THE ATTACHED PROXY FORM, OR BY COMPLETING ANOTHER PROPER PROXY FORM AND, IN EITHER CASE DEPOSITING IT WITHIN THE TIME HEREINAFTER SPECIFIED FOR RECEIPT OF PROXY FORMS.

To be valid a proxy form must be dated and signed by the shareholder or his attorney authorized in writing. The proxy form, to be acted upon, must be received before 5 p.m. on November 6, 2002, at Box 83027, 34A Avondale Blvd., Bramalea, Ontario, L6T 5N3.

A shareholder who has given a proxy form may revoke it, either by signing a proxy form bearing a later date, or by signing an instrument revoking the proxy form, and in either case, depositing it with the Secretary of the Corporation, c/o Box 83027, 34A Avondale Blvd., Bramalea, Ontario, L6T 5N3 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or by attending the Meeting and voting in person.

VOTING  AND  EXERCISE  OF  DISCRETION  OF  PROXIES

The shares represented by proxy at the Meeting will be voted on any poll at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. IN THE ABSENCE OF SUCH SPECIFICATION, SUCH SHARES WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS; FOR THE APPOINTMENT OF AUDITORS OF THE CORPORATION AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION:

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations in matters identified in the Notice of Meeting and with respect to such other matters as may properly come before the Meeting. SHOULD ANY AMENDMENT, VARIATION OR OTHER MATTERS COME BEFORE THE MEETING, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY SHALL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT AND AT THEIR ENTIRE DISCRETION. At this time management knows of no such amendments, variations or other matters other than the matters referred to in the Notice of Meeting.

The matters presented to the Meeting must be approved by a majority of the votes cast on such matters by the shareholders.

COMMON  VOTING  SHARES  AND  PRINCIPAL  HOLDERS  THEREOF

The number of Common Shares entitled as at October 3, 2002 to be voted at the Meeting was 37,869,018. Each Common Share of the Corporation carries the right to one vote at the Meeting. The right to vote is determined by the registration of a holder of Common Shares as at the close of business on September 30, 2002 (the "Record Date"). However a transferee of Common Shares acquired since the Record Date shall be entitled to exercise the voting rights attached to his shares at the Meeting if he produces properly endorsed certificates for such shares, or otherwise establishes that he owns such shares and has requested, at least two (2) days before the Meeting, that his name be included in the list of shareholders entitled to receive the notice of the Meeting prepared by the Corporation as of the Record Date.

To the knowledge of the directors and officers of the Corporation, the only persons or companies beneficially owning or exercising control or direction over, directly or indirectly, more than ten percent (10%) of the voting rights attached to the shares of the Corporation entitled to vote at the Meeting are the following:

NAME                             No. OF SHARES HELD      % OF ISSUED CAPITAL

RDS  Hi-performance  Limited     5,734,489               15.1%
Mr.  Chan  Fai  Ieong  Ip        5,336,910               14.1%
Mr.  Paul  Ng                    3,928,968               10.4%

The by-laws of the Corporation provide that not less than two persons present in person, each being a shareholder entitled to vote at any meeting or duly appointed proxy holder for shareholders so entitled and holding or representing by proxy not less than five percent (5%) in number of the issued and outstanding shares of the capital stock of the Corporation shall constitute a quorum for the transaction of business at any meeting of the shareholders.

BOARD  OF  DIRECTORS

The Articles of Amalgamation creating Tagalder Incorporated provide for a minimum of one director and a maximum of eleven. At present there are eight directors.

ELECTION  OF  DIRECTORS

Eight (8) directors are to be elected at the Meeting, each to hold office until the next annual meeting or until his successor is elected or appointed unless such director resigns or a vacancy is created by the removal or the death of a director or by any other cause.

Unless otherwise instructed, it is the intention of the persons named in the enclosed form of proxy to vote at the Meeting FOR the election as directors of each of the nominees listed below, all of them are now directors of the Corporation and have been directors since the date indicated. Management has no reason to believe that any of such nominees will not be available to serve as a director, however, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy intend to vote at the Meeting at their discretion for another nominee, unless instructions have been received to refrain from voting with respect to the election of directors.

The board of directors has an audit committee. The members of such committee are Messrs. Edward Chan, Robert Rice and Charles Kwok.

The following table sets forth certain information pertaining to the persons proposed to be nominated for election as directors.

Name and Municipality   Principal occupation   Date became director      Number of common
Residence               for past 5 years       of the Corporation        shares beneficially
owned                                                                    or over which control or
                                                                         direction is exercised
-------------------------------------------------------------------------------------------------
Roger Lam . . . . . .  Consultant              April 13, 1998             191,700
Markham, Ont.

L. Murray Eades . . .  Private practice        July 10, 1996 to           373,446
Alton, Ont.            Lawyer                  May 10, 1999
                                               Reappointed May
                                               15, 2000

Robert Rice . . . . .  Consulting              July 10, 1996              10,000
Bonfield, Ont.         geologist

Edward Chan . . . . .  Management              April 13, 1998             90,000
Richmond Hill, Ont.    Consultant

Charles Kwok. . . . .  Electronic              June 5, 2000               80,000
Toronto, Ont.          technology consultant

Tim Kong Cheong . . .  Private business        June 5, 2000               0
Markham, Ont.

Maureen Espin . . . .  Accountant              April 9, 2001              85,000
Brampton Ont.

Peter Chun. . . . . .  Consultant              August 30, 2000            0
Hong Kong


The information as to the shares of each nominee beneficially owned, or over which control is exercised, has been furnished by the nominees.

LOANS  TO  DIRECTORS

No loan was made to a director, a nominee, or to a person with whom a director or nominee has a relationship.

DIRECTORS  AND  OFFICERS  REMUNERATION

No directors fee has been paid to the directors and officers of the Corporation during the fiscal year ended December 31, 2001, nor is there any plan outstanding pursuant to which the directors or executive officers will receive such compensation in the current or subsequent years.

The directors and officers are reimbursed for their out-of-pocket expenses reasonably incurred in connection with their duties to Tagalder.

STATEMENT  OF  EXECUTIVE  COMPENSATION

The information contained is provided as required under Form 40 contained in the Regulations under the Ontario Securities Act (the "Policy") for Small Business Issuers as such term is defined in the Policy.

SUMMARY  COMPENSATION  TABLE

The following information is provided for Roger Lam, L. Murray Eades, Peter Chun and Edward Chan for the fiscal periods ended December 31, 2000 and 2001.



NAME AND PRINCIPAL                             COMPENSATION                                          SHARES UNDER
POSITION                          YEAR         FEES                 BONUS       COMPENSATION         OPTIONS

Roger Lam. . . . . . . . . . .    2000          Nil                 Nil         Nil                  325,000
President. . . . . . . . . . .    2001          Nil                 Nil         Nil                  205,000

Edward Chan. . . . . . . . . .    2000          Nil                 Nil         Nil                  325,000
Secretary/treasurer. . . . . .    2001          Nil                 Nil         Nil                  245,000

L Murray Eades . . . . . . . .    2000          Nil                 Nil         Nil                  325,000
Chairman . . . . . . . . . . .    2001          Nil                 Nil         Nil                  325,000

Peter Chun . . . . . . . . . .    2000          Nil                 Nil         Nil                  325,000
CEO. . . . . . . . . . . . . .    2001          Nil                 Nil         Nil                  325,000


INCENTIVE  SHARE  OPTION  PLAN

On July 10, 1996 shareholders approved the establishment of the Incentive Share Purchase Option Plan (the "Plan"). Pursuant to the authority of a resolution of shareholders passed at the Corporation's annual and special meeting held on August 30, 2000 the number of shares reserved for issuance upon the exercise of options is 4,575,232 common shares.

The Plan provides for the grant of share purchase options to employees and insiders of the Corporation and to other persons or companies engaged to provide outside management or consulting services for the Corporation, or a subsidiary of the Corporation, or any other entity controlled by the Corporation (collectively, "Service Providers").

The maximum number of shares that may be reserved for issuance to any one person under the Plan is 5% of the outstanding shares of the Corporation at the time of the grant, less the aggregate number of shares reserved for the issuance of such person under any other option to acquire shares of the Corporation.

The maximum number of shares that may be issued under the Plan in any one year period to insiders and his associates is 10% of the number of shares issued and outstanding immediately before that time, less any shares issued to such person or his or her associates pursuant to any other share compensation arrangement during the preceding one year period.

The maximum number of shares that may be reserved for issuance to insider and their respective associates under the Plan is 20% of the outstanding shares of the Corporation at the time of grant, less the aggregate number of shares reserved for issuance to such persons under any other option to acquire shares of the Corporation.

A share that might have been acquired under an option, which has expired, will be considered as not having been subject to the option.

The subscription price per common share to be acquired on the exercise of options will be either (a) the closing price of a board lot of the common shares on an exchange on which the Corporation's shares are listed on the trading day immediately preceding the effective date of the option provided that where there are no trades on such trading day, the subscription price per the common share shall be the simple average of the closing bid and ask prices for the common shares on such day as reported by the exchange or (b) such other price as the Board shall determine and as may be allowed by applicable regulatory authorities.

The term of an option will be such period after the effective date thereof, not exceeding five years or such longer period as may be allowed by applicable regulatory authorities, as the Board determines at the time of granting of the option.

Options  granted  under  the  Plan  will  not  be  assignable  or  transferable.

As at the date hereof, options to purchase a total of 2,220,000 shares are outstanding in favour of directors and officers of the Corporation, and others. The option price for each optioned share is $0.15 if exercised prior to September 1, 2003 and $0.25 if exercised between September 1, 2003 and August 31, 2004.

STATEMENT  OF  CORPORATE  GOVERNANCE  PRACTICES

The board of directors of the Corporation has reviewed the Corporate Governance Practices of the Corporation and has determined that they are adequate and appropriate for the Corporation given the size and nature of its' activities. The following is a brief description of the Corporation's Corporate Governance Practices. The board of directors will continue to monitor these practices and, when appropriate, modify them or implement additional practices.

The directors of the Corporation supervise the management and business affairs of the Corporation to enhance shareholder value. More specifically, the board is responsible for assisting in strategic planning, identification and management of the principal risks of the Corporation's business, succession planning, including advising on senior management appointment, shareholder communication and maintaining the integrity of the Corporation's internal control and management information system.

COMPOSITION  OF  THE  BOARD

The board is comprised of eight directors, three of whom are considered to be unrelated directors, as they hold no management position. An unrelated director is defined as one who is independent of management and is free from any interests or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation.

BOARD  COMMITTEES

The board has appointed an executive committee comprised of Robert Rice, Edward Chan and Roger Lam, whose purpose is to ensure that the policies set down by the board of directors are carried out and to provide a preliminary screening for potential new major projects prior to presentation to the board.

The board also has an audit committee comprised of three members; two of whom are unrelated Directors. The committee monitors audit function and the preparation of financial statements.

DECISIONS  REQUIRING  PRIOR  BOARD  APPROVAL

In addition to matters that must be approved by the Board, management of the Corporation must seek Board approval for those transactions that would materially affect the financial position of the Corporation,

SHAREHOLDER  COMMUNICATIONS

In addition to its required public filings, the board regularly communicates with its shareholders and the investment community by use of its quarterly reports, annual reports and press releases. All communications from shareholders are referred to the appropriate corporate officer for response.

BOARDS  EXPECTATION  OF  MANAGEMENT

Management is expected to implement the policies of the Board and report to the board the result of the implementation of those policies. The Board does not participate in the day to day management of the Corporation. The Board looks to management to provide it with the information needed to carry out its mandate.

REAPPOINTMENT  OF  THE  AUDITORS

The auditors of the Corporation since November 10, 2001 have been Schwartz Levitski Feldman llp. During that time there have been no reportable events or reservations in their audit opinion letters. Unless such authority is withheld, the persons named in the enclosed for of Proxy intend to vote at the Meeting FOR the reappointment of Schwartz Levitski Feldman llp, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual meeting of shareholders and TO authorize the directors to fix their remuneration.

APPROVAL  OF  FUTURE  PRIVATE  PLACEMENTS

Management is of the view that additional funds shall be required for the Corporation to further develop its operations and fund its working capital needs. In order to raise funds,the Corporation will likely complete one or more additional private placements.

Policy 5.1 of the Securities Act (Ontario) requires that shareholder approval be given to any private placement of securities which would have the effect of issuing shares in an amount greater than 25% of the issued and outstanding securities of a corporation. Management wishes to have the flexibility to negotiate for private placements during the forthcoming year, and for that reason is requesting that shareholders provide their consent for private placements in excess of the 25% level. Any such placements would be subject to the requirements of the Ontario Securities Commission, but the receipt of prior shareholder approval would remove the necessity to seek that approval on a separate basis. Management of the Corporation seeks the authorization of the shareholders to issue additional common shares by way of private placement upon the following terms:

1. The total number of shares to be issued by way of private placements pursuant to the authorization would not exceed 15,000,000 common shares;

2. The approval would only extend for a period of one year from the date of this annual meeting and would expire at the end of that time;

3. Placements would be made pursuant only to transactions which were substantially at arms' length from the Corporation;

4. Placements would be made by way of private placement at a price not lower than the average price on the last five days of trading prior to the date of notice of the placement (the "Market Price"), less the applicable discount allowed under the rules of the Securities Act, (Ontario), as follows:

       MARKET  PRICE               MAXIMUM  DISCOUNT  THEREFROM
       -------------               ----------------------------

       $0.50  or  less                         25%
       $0.51  to  $2.00                        20%
       above  $2.00                            15%

Shareholders will be asked to pass a resolution authorizing the directors of your corporation to enter into agreements for such Private Placements substantially in the form of the draft resolution attached to this Information Circular as Schedule "A". The authorization with respect to private placements requires approval by greater than 50% of the shares represented at the Meeting in person or by proxy. The persons named in the accompanying instrument of proxy intend to vote FOR approval of the authorization for private placements unless instructions to the contrary are given.

LEGAL  PROCEEDINGS

To the best of the knowledge, information and belief of the directors and officers of Tagalder there is one legal proceeding in progress involving George Mitrovich and Proforma Consulting Limited as at the date of this Information
Circular. The plaintiff's jointly claim that the amount of $141,327.97 is owed to them for services provided as an officer of the Corporation and the use of office facilities. Tagalder has filed a Statement of Defence, disputing the whole of that amount. The Corporation believes there is no merit in the plaintiffs' claim. No other potential proceeding is anticipated.

MATERIAL  CONTRACTS  ENTERED  INTO

The Corporation has not entered into any material contracts since the date of the last meeting of the Shareholders of the Corporation.

OTHER  MATTERS  COMING  BEFORE  THE  MEETING

Management knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting such proxy.


                            APPROVAL AND CERTIFICATE

The Board of Directors of Tagalder Incorporated has approved the contents and sending of this Proxy Circular.

The foregoing contains no untrue statements of a material fact (as defined in the Securities Act), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in light of the circumstances in which it was made.

DATED  at  Brampton,  Ontario,  this  3rd  day  of  October,  2002


                                   /s/ Roger  Lam
                                   -----------------------
                                   Roger  Lam,
                                   President